

June 25, 2024

Liu Xiaohua
Chief Executive Officer
Star Fashion Culture Holdings Limited
12F, No. 611, Sishui Road
Huli District, Xiamen
People's Republic of China

> **Re: Star Fashion Culture Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed June 14, 2024**
> **File No. 333-280198**

Dear Liu Xiaohua:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed June 14, 2024

The Offering, page 20

1.   To better contextualize your discussion of controlled company status in this section, please revise the disclosure regarding your controlling shareholder's ownership to also disclose the percentage of aggregate voting power that he will own after the offering. Additionally, please explain how the statement that there will be 13,455,000 Class A Ordinary Shares outstanding after the offering assuming full exercise of the underwriters' over-allotment option is consistent with your disclosure elsewhere that the over-allotment option is for up to 15% of the Class A Ordinary Shares offered in this offering. In this regard, the 13,455,000 figure implies that 1,755,000 additional Class A Ordinary Shares may be purchased by the underwriters, which is 15% of the 11,700,000 Class A Ordinary Shares outstanding after the offering, rather than 15% of the 3,000,000 Class A Ordinary Shares offered in the offering.

Capitalization, page 52

2. Please tell us your consideration of including short-term borrowings as a component of your total capitalization as of December 31, 2023. Refer to Item 3.B of Form 20-F.

Dilution, page 53

3. Please remove the column Full Exercise of Over-allotment Option.

Description of Share Capital and Governing Documents, page 103

4. Please revise your disclosure that, "Upon the closing of this offering, our authorized share capital will consist of...4,980,000,000 Class A Ordinary Shares...and 1,300,000 Class B Ordinary Shares..." for consistency with Article 8 of your Amended and Restated Memorandum of Association, which indicates that your share capital is divided into 4,980,000,000 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares.

Taxation, page 115

5. Given the filing of a "short form" tax opinion of Cayman Islands counsel as Exhibit 8.1 to the registration statement, please revise to state that the disclosure in the Cayman Islands tax consequences section of the prospectus is the opinion of such named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Exhibits
Form of Director Agreement between the Registrant and executive officers, page II-2

6. Although the form of Director Agreement filed as Exhibit 10.25 indicates that it relates to the appointment of your "chief executive officer / chief financial officer," it does not appear consistent with the description of your employment agreements with your executive officers at pages 94-95. For example, you disclose in the prospectus that the agreements provide for a period of three years' service and that you may terminate the employment "without cause at any time upon 3 months' advance written notice," but Exhibit 10.25 does not include the three year provision and states that the company "may terminate the employment of the Director without cause upon thirty (30) days' advance notice in writing." Please clarify whether the form of agreement filed as Exhibit 10.25 is the employment agreement discussed in the prospectus and revise your disclosure or file the correct agreements as exhibits accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Yeung